UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒       Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 12, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

LOMA NEGRA a member of InterCement

Building sustainable partnerships

1Q20 Results Conference Call


L'Amalí-Argentina

Disclaimer and Forward Looking Statement

This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," "seek," "forecast," or the negative of these terms or other similar expressions.

The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors.

You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra's forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading "Risk Factors" in Company's Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication "A" 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Note: Loma Negra's financial information as of and for the three month periods ended March 31, 2019 has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards. Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting 'As Reported' results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

COVID-19: Crisis management

Health and Safety first

- **Creation of an executive committee ad-hoc** to address the challenges of COVID-19
- **Suspension** or postponement of national and international **business trips**
- **Home-office** for all of our administrative staff

In compliance with Government measures

- **Temporary suspension of production** (two weeks)
- **L´Amalí expansion project** temporary suspension. Currently, works are restarting
- **Stricter sanitation protocols** in every operation
- **Marginal operational activity dedicated to public works demand**
- **Essential services included** transportation of goods, and waste treatment activities

Focus on liquidity and liability management

- **Securing** working capital needs
- **Tightening** fixed cost structure
- **Reformulating** capital expenditure priorities











Loma Negra resilient in difficult times

- **Loma Negra´s business in 1Q20** impacted by macro-economic headwinds coupled with Covid-19 pandemic outbreak
- **As reported results**
  - **Net revenues** - 29.6%YoY to Ps.7.77 billion (US$122 million)
  - **Adjusted EBITDA** - 17.9%YoY to Ps.2.60 billion (US$42 million)
  - **Net majority income** -26.7%YoY to Ps.0.86 billion (US$10 million)
- **Consolidated Adjusted EBITDA margin expanded** 479bps to 33.5%, mainly reflecting rigorous cost control
- **Cash position** of Ps.2.2 billion (US$35 million) and a **manageable Net Debt to LTM Adj. EBITDA** ratio of 1.26x
- **L´Amalí Expansion project suffer a delay due to Covid-19 preventive measures. Currently, works are restarting**



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

Covid-19 Pandemic on top of adverse economic momentum

LOMA NEGRA

a member of InterCement

GDP Growth[1] (YoY Growth, %)



-2,2
2,9
-2,5
-2,2
-7,0
3,8
2,0
-6,1
-5,8
0,0
-1,8
-1,1
2016
2017
2018
2019
2020e
2021e
2022e
4Q18
1Q19
2Q19
3Q19
4Q19

Construction Activity[2] (YoY Growth, %)



-7,6
-3,4
-11,8
-1,9
-6,0
-8,7
-9,5
-5,2
-6,4
-13,5
-22,1
-46,8
Apr'19
May'19
Jun'19
Jul'19
Ago'19
Sep'19
Oct'19
Nov'19
Dec'19
Jan'20
Feb'20
Mar'20

Monthly Industry Cement Sales[3] (YoY Growth, %)



4,4
-11,4
5,1
-6,0
-7,2
-8,8
-10,1
-9,4
-14,7
-25,5
-46,6
-55,2
May'19
Jun'19
Jul'19
Ago'19
Sep'19
Oct'19
Nov'19
Dec'19
Jan'20
Feb'20
Mar'20
Apr'20

Industry Cement Sales by Type[3] (%)



63%
37%
63%
37%
64%
36%
60%
40%
58%
42%
58%
42%
56%
44%
64%
36%
2014
2015
2016
2017
2018
2019
1Q19
1Q20
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of April 2020
(2) Source INDEC: ISAC (Indicador Sintético de la Actividad) .
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales

Revenues down 29.6% as sales volumes drop reflecting the adverse economic momentum, further impacted by Covid-19 pandemic

Revenue Performance:

- Argentine cement: declined 25.3% YoY. Volumes contraction of 26.9% marginally compensate by positive pricing
- Paraguay cement: down 13.5% YoY. Sales volumes were down 13.0% YoY
- Railroad: down 24.9% YoY. Volumes impacted by slowdown in general economic activity
- Concrete: declined 73.6% YoY. Volumes down 70.4% impacted by a halt in public and private works execution
- Aggregates: decreased 67.1% YoY. Volumes down 56.0% as demand from infrastructure works vanished

		Sales Volumes			Revenues (AR$ million)		
		1Q20	1Q19	% Chg.	1Q20	1Q19	% Chg.
Cement, masonry & lime							
Argentina	MM Tn	1.00	1.37	-26.9%	5,976	7,998	-25.3%
Paraguay	MM Tn	0.13	0.15	-13.0%	941	1,088	-13.5%
Cement, masonry & lime total		**1.13**	**1.52**	**-25.5%**	6,917	9,085	-23.9%
Argentina:							
Concrete	MM m3	0.08	0.26	-70.4%	484	1,836	-73.6%
Railroad	MM Tn	0.94	1.10	-14.9%	764	1,017	-24.9%
Aggregates	MM Tn	0.13	0.29	-56.0%	64	195	-67.1%
Total Net Revenues[1]					**7,765**	**11,034**	**-29.6%**

(1) Sales volumes include inter-segment sales and Other segments

Gross Profit down 25.6% with 164 bps margin expansion

- **Consolidated gross profit down** 25.6% YoY, with gross margin expanding 164 bps to 30.5% mainly explained by lower sales volumes reflecting the impact of Covid-19 lockdown amid negative economic momentum
- Argentine cement gross margin expanded, benefitting from favorable input costs and lighter fixed cost structure
- **SG&A decreased** 32% YoY, reflecting previous structure adequacy measures

Gross Profit & Margin

AR$ Million



Gross Margin
28.8%
30.5%
-25.6%
3.182
2.366
1Q19
1Q20

Selling, General & Administrative

AR$ Million



As a % of Sales
8.4%
8.1%
-32.1%
929
631
1Q19
1Q20

(1) Excluding non-recurrent expenditures from structure adequacy in administrative and commercial processes.

Adjusted EBITDA down 17.9% YoY with strong margin expansion of 479 bps

- **Consolidated Adjusted EBITDA down 17.9% YoY in 1Q20** as Covid-19 Pandemic impacted on top of adverse economic momentum
- **Consolidated Adjusted EBITDA Margin expanded** 479 bps mainly explained by expansion in Argentina Cement margins

- **Excluding the application of IAS29** the Consolidated Adjusted EBITDA margin expanded 474 bps YoY from 29.7% to 34.4%
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 656 bps to 38.3%, mainly due to lower energy costs and lighter fixed cost structure
  - **Cement in Paraguay** Adjusted EBITDA margin contracted by 245 to 42.2% from 44.7% a year ago
  - **Railroad** Adjusted EBITDA margin deteriorated to 3.8% from 10.1%
  - **Concrete and Aggregates** Adjusted EBITDA margin reversed to -7.7% and -11.7%, respectively

Adjusted EBITDA & Margin



AR$ Million
Adjusted EBITDA Margin
28.7%
33.5%
-17.9%
3.169
2.602
1Q19
1Q20

	1Q19	1Q20
US$ million	54	42

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

Profit before taxes down 35.2% YoY with Net profit at US$10MM

- **Net Profit breakdown:**
  - **Adjusted EBITDA decreased 17.9%** YoY
  - **Total finance loss net** of Ps.456 million in 1Q20 compared to a loss of Ps.199 million in 1Q19
    - **Foreign exchange loss** at Ps.170 million in 1Q20, compared to Ps.239 million loss in 1Q19,
    - **Net Financial expense**, rose by Ps.148 million driven by higher interest rates and total Financial Debt
    - **Gain on net monetary** position was Ps.124 million lower in 1Q20 compared to 1Q19
- **Effective tax rate in** 1Q20 was 27.9% from 16.0% in 1Q19
- **Net Profit Attributable to Owners of the Company** in 1Q20 decreased 43.0% YoY in peso terms and reached US$10 million

Finance Costs, net

AR$ Million



-199
-456
1Q19
1Q20

Net Profit Attributable to Owners

AR$ Million



-43.0%
1.504
857
1Q19
1Q20

US$	26	10

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

Manageable debt profile

- **Cash position** of Ps.2.2 billion and manageable short term debt maturities of Ps.9.8 billion as of March '20
- **Positive operating cash flow for 1Q20 of Ps.295 million**, impacted by lower profitability and higher working capital needs
- **Capital expenditures** of Ps.4.0 billion in 1Q20 (79% applied to expansion of production capacity in L'Amalí plant)
- **Net Debt** of Ps.14.6 billion (US$ 226 million) at March ´20
- **Net Debt/ LTM Adj. EBITDA ratio** of 1.26x in 1Q20 compared with 0.86 in Dec.19

Debt by Currency


Eur
4%
US$
34%
PYG
13%
Ps. 49%

Debt Maturity schedule


US$ Million
EUR
AR$
PYG
USD
Roll-over
35
78
27
62
40
51
Cash & Cash eq.
2Q20
2H20
1H21
2H21
2022-2025

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	1Q20	1Q19
Net cash generated by operating activities	295	854
Net cash used in investing activities	(4,061)	(2,825)
Net cash (used in) generated by financing activities	3,311	(652)
Cash and cash equivalents at the end of the period	**2,232**	**2,220**

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

Looking forward

- **COVID-19 pandemic:**
  - Recently, sale of building materials depots were declared essential by the government. We are gauging demand dynamic comings from this channel
  - In parallel, we resume production activities, including strict sanitation protocols
  - Expected recovery will depend on the local economy turn around and the evolution of the Covid-19 pandemic
- **Liability and liquidity focus** with manageable short term debt maturities
- **L´Amalí Expansion project** suffer a delay due to Covid-19 preventive measures. Currently, works are restarting and new schedule under analysis






LOMA NEGRA

Questions & Answers

Exhibit: Summary Financial Statements

Adjusted EBITDA Reconciliation & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,			Three-months ended March 31,		
	2020	2019	% Chg.	2020	2019	% Chg.
Adjusted EBITDA reconciliation:						
Net profit	881	1,583	-44.4%	881	1,583	-44.4%
(+) Depreciation and amortization	822	919	-10.5%	822	919	-10.5%
(+) Tax on debits and credits to bank accounts	102	165	-37.9%	102	165	-37.9%
(+) Income tax expense	341	302	12.9%	341	302	12.9%
(+) Financial interest, net	322	232	38.5%	322	232	38.5%
(+) Exchange rate differences, net	170	239	-28.7%	170	239	-28.7%
(+) Other financial expenses, net	88	30	195.3%	88	30	195.3%
(+) Gain (loss) on net monetary position	(124)	(301)	-59.0%	(124)	(301)	-59.0%
Adjusted EBITDA	**2,602**	**3,169**	**-17.9%**	**2,602**	**3,169**	**-17.9%**
Adjusted EBITDA Margin	*33.5%*	*28.7%*	*+479 bps*	*33.5%*	*28.7%*	*+479 bps*

Balance Sheet

Table 8: Condensed Interim Consolidated Statements of Financial Position as of March 31, 2020 and December 31, 2019

(amounts expressed in millions of pesos, unless otherwise noted)

	As of March 31, 2020	As of December 31, 2019
ASSETS		
Non-current assets		
Property, plant and equipment	48,480	48,533
Intangible assets	127	138
Investments	3	3
Goodwill	27	27
Inventories	1,457	1,691
Other receivables		
Right to use assets	418	441
Trade accounts receivable	1	2
Total non-current assets	**51,324**	**51,447**
Current assets		
Inventories	7,027	5,837
Other receivables	673	668
Trade accounts receivable	2,742	2,967
Investments	1,373	1,099
Cash and banks	859	1,668
Total current assets	**12,674**	**12,238**
TOTAL ASSETS	**63,998**	**63,686**

SHAREHOLDERS' EQUITY		
Capital stock and other capital related accounts	11,916	11,916
Reserves	12,800	12,800
Retained earnings	4,996	4,139
Accumulated other comprehensive income	297	356
Equity attributable to the owners of the Company	30,008	29,210
Non-controlling interests	2,371	2,405
TOTAL SHAREHOLDERS' EQUITY	**32,379**	**31,615**
LIABILITIES		
Non-current liabilities		
Borrowings	7,031	7,211
Accounts payables	72	150
Provisions	606	611
Other liabilities	51	56
Debts for leases	346	367
Deferred tax liabilities	5,981	5,910
Total non-current liabilities	**14,088**	**14,304**
Current liabilities		
Borrowings	9,763	5,969
Accounts payable	6,041	9,771
Advances from customers	236	208
Salaries and social security payables	933	1,033
Tax liabilities	365	585
Debts for leases	109	111
Other liabilities	85	90
Total current liabilities	**17,532**	**17,767**
TOTAL LIABILITIES	**31,619**	**32,071**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**63,998**	**63,686**

Income Statement

Table 9 : Condensed Interim Consolidated Statements of Profit or Loss and
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,			Three-months ended March 31,		
	2020	2019	% Change	2020	2019	% Change
Net revenue	7,765	11,034	-29.6%	7,765	11,034	-29.6%
Cost of sales	(5,399)	(7,853)	-31.2%	(5,399)	(7,853)	-31.2%
Gross profit	**2,366**	**3,182**	**-25.6%**	**2,366**	**3,182**	**-25.6%**
Selling and administrative expenses	(631)	(929)	-32.1%	(631)	(929)	-32.1%
Other gains and losses	45	(3)	n/a	45	(3)	n/a
Tax on debits and credits to bank accounts	(102)	(165)	-37.9%	(102)	(165)	-37.9%
Finance costs, net						
Exchange rate differences	(170)	(239)	-28.7%	(170)	(239)	-28.7%
Financial income	16	37	-56.0%	16	37	-56.0%
Financial expenses	(426)	(299)	42.5%	(426)	(299)	42.5%
Gain (loss) on net monetary position	124	301	-59.0%	124	301	-59.0%
Profit before taxes	**1,222**	**1,886**	**-35.2%**	**1,222**	**1,886**	**-35.2%**
Income tax expense						
Current	(270)	(508)	-46.9%	(270)	(508)	-46.9%
Deferred	(72)	205	n/a	(72)	205	n/a
Net profit	**881**	**1,583**	**-44.4%**	**881**	**1,583**	**-44.4%**
Other Comprehensive Income						
Items to be reclassified through profit and loss:						
Exchange differences on translating foreign operations	(116)	(14)	727.4%	(116)	(14)	727.4%
Total other comprehensive (loss) income	**(116)**	**(14)**	727.4%	**(116)**	**(14)**	727.4%
TOTAL COMPREHENSIVE INCOME	**764**	**1,569**	**-51.3%**	**764**	**1,569**	**-51.3%**
Net Profit (loss) for the period attributable to:						
Owners of the Company	857	1,504	-43.0%	857	1,504	-43.0%
Non-controlling interests	23	79	-70.6%	23	79	-70.6%
NET PROFIT FOR THE PERIOD	**881**	**1,583**	**-44.4%**	**881**	**1,583**	**-44.4%**
Total comprehensive income (loss) attributable to:						
Owners of the Company	798	1,497	-46.7%	798	1,497	-46.7%
Non-controlling interests	(34)	72	n/a	(34)	72	n/a
TOTAL COMPREHENSIVE INCOME	**764**	**1,569**	**-51.3%**	**764**	**1,569**	**-51.3%**
Earnings per share (basic and diluted):	**1.4383**	**2.5237**	**-43.0%**	**1.4383**	**2.5237**	**-43.0%**

Statement of Cash Flows

LOMA NEGRA

a member of InterCement

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Three-months ended March 31, 2020 and 2019

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,	
	2020	**2019**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit for the period	**881**	**1,583**
Adjustments to reconcile net profit to net cash provided by operating activities		
Income tax expense	341	302
Depreciation and amortization	822	919
Provisions	54	24
Interest expense	384	427
Exchange rate differences	(12)	65
Others	-	(12)
Gain on disposal of Property, plant and equipment	6	-
Changes in operating assets and liabilities		
Inventories	(902)	(830)
Other receivables	(188)	(80)
Trade accounts receivable	76	(855)
Advances from customers	30	(0)
Accounts payable	(496)	(270)
Salaries and social security payables	(33)	61
Provisions	(56)	(65)
Tax liabilities	(276)	(157)
Other liabilities	(8)	252
Income tax paid	(205)	(210)
Gain on net monetary position	(124)	(301)
Net cash generated / used in by operating activities	295	854
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of Property, plant and equipment	14	10
Payments to acquire Property, plant and equipment	(4,052)	(2,809)
Payments to acquire Intangible Assets	(2)	(1)
Contributions to Trust	(21)	(25)
Net cash used in investing activities	(4,061)	(2,825)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	5,602	368
Interest paid	(814)	(381)
Repayment of borrowings	(1,447)	(613)
Debts for leases	(31)	(26)
Net cash generated / used in by financing activities	3,311	(652)
Net decrease in cash and cash equivalents	(455)	(2,624)
Cash and cash equivalents at the beginning of the period	2,767	4,812
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(41)	(36)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(39)	67
Cash and cash equivalents at the end of the period	**2,232**	**2,220**

IR Contact

Marcos I. Gradin
Chief Financial Officer and Investor Relations

Gaston Pinnel
Investor Relations Manager

+54-11-4319-3050
investorrelations@lomanegra.com

LOMA NEGRA

Building sustainable partnerships

a member of InterCement